FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-117367

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 17 DATED FEBRUARY 7, 2007
TO THE PROSPECTUS DATED MAY 23, 2005

This prospectus supplement (this “Supplement”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “REIT”), dated May 23, 2005 (the “Prospectus”), and should be read in conjunction with the Prospectus, Prospectus Supplement No. 10 thereto, dated June 20, 2006, Prospectus Supplement No. 12 thereto, dated September 20, 2006, Prospectus Supplement No. 14 thereto, dated December 27, 2006, Prospectus Supplement No. 15 thereto, dated January 11, 2007, and Prospectus Supplement No. 16 thereto, dated January 18, 2007. This Supplement will be delivered with the Prospectus.

The purpose of this Supplement is to describe the status of the offering of common shares of the REIT, to disclose a potential extension of our offering period, to disclose the acquisition of an industrial real estate portfolio and to update certain other disclosures.

Status of the Offering

We commenced our initial public offering of 30,000,000 shares of common stock (the “Offering”) on May 23, 2005. As of February 2, 2007, we had received aggregate gross offering proceeds of approximately $48.0 million from the sale of approximately 4.8 million shares in our initial public offering. Additionally, Lightstone SLP, LLC has contributed $4.8 million to the operating partnership pursuant to the arrangement described in the “Compensation Table” and “Capital Resources” sections of our Prospectus. After allowing for the payment of approximately $3.8 million in selling commissions and dealer manager fees, and $1.0 million in other organization and offering expenses, as of February 2, 2007, we had raised aggregate net offering proceeds of approximately $48.0 million. The first closing for shares of our common stock was held on February 1, 2006, and thereafter, daily closings have occurred and will occur until termination of the offering.

Extension of the Offering Period

As previously disclosed, we have extended the offering for shares of our common stock for an additional year in those states that allow this one-year extension. As extended, the offering was to terminate no later than April 22, 2007.

Our Board of Directors recently authorized the further extension of the termination date of this offering from April 22, 2007 to a date not later than April 22, 2008, unless further extended by the Board. Accordingly, all references in the Prospectus to the termination of the offering indicating that the offering will terminate on or before April 22, 2007 are revised to state that “the offering will terminate on or before April 22, 2007 unless extended by our officers to a date not later than April 22, 2008, or such later date as may be authorized by the Board of Directors.”

Property Acquisition

Allocation of properties between the REIT and its sponsor

As previously disclosed, Lightstone Value Plus Real Estate Investment Trust, Inc. (the “REIT”), in conjunction with its sponsor, The Lightstone Group, LLC (“Lightstone” and, together with the REIT, the “Purchasers”), committed to purchase a portfolio of 32 industrial properties (the “Portfolio”). On January 11, 2007, Lightstone secured this commitment by depositing $2,000,000 in an escrow account after substantial completion of due diligence pursuant to a Purchase and Sale Agreement (the “Agreement”) dated as of December 14, 2006. The REIT made an initial earnest money deposit of $2,000,000 on December 15, 2006, one day after executing the Agreement with Sealy SHV/NO, L.P., Sealy Ohio, L.P., Sealy Alamo Buildings, L.P., Sealy FRLA SBC, L.L.C., Sealy FRLA I, L.L.C., Sealy FRLA II, L.L.C., Sealy FRLA Office, L.L.C. and Sealy BR4, L.P. (each, a “Seller”) as sellers. No Seller is an affiliate of the REIT or its subsidiaries.

In previous filings with the Securities and Exchange Commission, the REIT disclosed its intent to acquire 18 properties (the “Proposed REIT Portfolio”) located in New Orleans, LA (12 properties), Baton Rouge, LA (4 properties) and San Antonio, TX (2 properties), and that Lightstone had agreed to acquire 14 properties located in New Orleans, LA (5 properties), Columbus, OH (3 properties), Shreveport, LA (2 properties), Baton Rouge, LA (2 properties) and San Antonio, TX (2 properties). In determining the allocation of properties between the REIT and Lightstone, consideration was given to the REIT’s current dividend policy, its funds available for investment and its leverage limitations. The Board of Directors of the REIT (the “Board”), including all of the independent directors, considered these factors, as presented by Lightstone Value Plus REIT LLC, the advisor to the REIT (the “Advisor”), and approved its acquisition of the Proposed REIT Portfolio.

Subsequent to the determination of the Proposed REIT Portfolio, a second allocation of assets among the REIT and Lightstone was completed in order (i) to reduce the purchase price attributable to the REIT, permitting it to obtain sufficient financing, along with its currently available equity funds from the Offering, and (ii) to lower the REIT’s exposure to insurance deductible losses in the event of severe wind damage. In determining the final REIT portfolio (the “REIT Portfolio”), one property in Baton Rouge, LA and five properties in New Orleans, LA were removed, and two previously excluded properties in San Antonio, TX were added. Consistent with previous disclosure, assets intended for sale (5 properties) and assets representing greater leasing risks were excluded in the determination of the REIT Portfolio.

A majority of the Board, including a majority of the independent directors, approved the REIT Portfolio, consisting of 14 industrial real estate properties (the “Properties”) located in New Orleans, LA (7 Properties), Baton Rouge, LA (3 Properties) and San Antonio, TX (4 Properties), for acquisition. Lightstone agreed to acquire the remaining 18 properties located in New Orleans, LA (10 properties), Columbus, OH (3 properties), Shreveport, LA (2 properties) and Baton Rouge, LA (3 properties) (the “Lightstone Portfolio”).

Consistent with previous disclosures, assets allocated to the REIT Portfolio are currently operating at a higher occupancy than those allocated to Lightstone. The REIT Portfolio, reporting an occupancy rate of 91.8%, represents approximately 1.0 million leasable square feet principally suitable for flexible industrial (57%), distribution (29%) and office (14%) uses. The Lightstone Portfolio, reporting an occupancy rate of 88.0%, represents approximately 1.4 million leasable square feet principally suitable for flexible industrial (44%), distribution (44%) and office (11%) uses.

The final allocation of purchase price for each portfolio was determined based on the relationship of appraised value to the Portfolio price of approximately $138.0 million. Capitalization rates for the Portfolio ranged from 7.5% for properties in the San Antonio, TX market to 8.5% for those properties targeted for sale.

Portfolio Acquisition

On February 1, 2007, the REIT, through wholly owned subsidiaries of Lightstone Value Plus REIT, LP, its operating partnership (together with such subsidiaries, the “Operating Partnership”), consummated the acquisition of the REIT Portfolio for a total purchase price of approximately $63.9 million (the “REIT Purchase Price”), exclusive of approximately $1.9 million of closing costs, approximately $1.0 million of escrow funding for immediate repairs ($.9 million) and insurance ($.1 million), and financing related costs of approximately $.6 million. Concurrently with such acquisition, the REIT assigned the Lightstone Portfolio to Lightstone pursuant to an Assignment and Assumption of Agreement of Purchase and Sale. The REIT Portfolio was independently appraised at $70.7 million.

In connection with the transaction, the Advisor received an acquisition fee equal to 2.75% of the REIT Purchase Price, or approximately $1.8 million. The Operating Partnership paid the REIT Purchase Price and related costs with approximately $14.4 million in offering proceeds and a mortgage loan of approximately $53.0 million (75% of appraised value). Because the debt financing for the acquisition exceeds certain leverage limitations of the REIT, the Board, including all of its independent directors, has approved the leverage exceptions as required by the REIT’s Articles of Incorporation. The Operating Partnership currently holds fee simple interests in the Properties, subject to certain encumbrances, described below.

In evaluating the REIT Portfolio as a potential acquisition and determining the appropriate amount of consideration to be paid for the REIT Portfolio, we have considered a variety of factors, including each Property’s location, demographics, quality of tenants, duration of in-place leases, strong occupancy and the fact that the overall rental rates at the Properties are comparable to market rates, in addition to those factors described above.

We believe that each Property is well located, has acceptable roadway access and is well maintained. The Properties are subject to competition from similar properties within their respective market areas and the economic performance of one or more Properties could be affected by changes in local economic conditions. We did not consider any other factors material or relevant to the decision to acquire the REIT Portfolio.

The Loan

In connection with the acquisition, the Operating Partnership secured a mortgage loan from Wachovia Bank, National Association (“Lender”) in the principal amount of $53,025,000. The mortgage loan has a term of 10 years, bears interest at a fixed rate of 5.83%, and requires monthly installments of interest only through the first 60 months, and payments of principal and interest through the remainder of its stated 10-year term. The mortgage loan will mature on February 11, 2017, at which time a balance of $49.3 million will be due, assuming no prior principal prepayment. The mortgage loan will be secured by the REIT Portfolio and will be non-recourse to the REIT.

Property Information

The REIT Portfolio’s percentage occupancy rate and average effective rental per square foot for each of the last five years are as follows:

Year	Occupancy Rate	Average Effective Annual Rental per Square Foot
2006	91.8%	$6.53
2005	91.6%	$6.51
2004	84.0%	$5.31
2003	79.0%	$4.35
2002	64.5%	$3.89

The following is a schedule of lease expirations and related information for each of the next ten years:

Year	Number of Expiring Leases	Total Square Feet	Annual Rental of Expiring Leases	Percentage of Gross Annual Rental Expiring
2007	27	193,871	$1,087,643	18.0%
2008	27	220,600	$1,301,812	21.6%
2009	39	274,859	$1,769,833	29.3%
2010	21	162,526	$1,383,744	22.9%
2011	7	70,232	$466,648	7.8%
2012	-	-	-	-
2013	1	2,005	$22,080.4%
2014	-	-	-	-
2015	-	-	-	-
2016	-	-	-	-

Depreciation is taken on the Properties. To the extent that a subsidiary of the Partnership acquires properties for cash, the initial basis in such properties for federal income tax purposes generally will be equal to the purchase price paid by the Partnership. The Partnership plans to depreciate such property for federal income tax purposes on a straight-line basis using an estimated useful life of 39 years.

Renovation Plans

There are no planned renovations for the REIT Portfolio.

Competitive Factors and Risks

General competitive conditions affecting the Properties include those identified in the section of our Prospectus captioned “Competition.” Other risks associated with the Properties are identified in the section of our Prospectus captioned “Risk Factors-Risks Associated with our Properties and the Market.” We believe that the Properties are adequately insured.

Conflicts of Interest

The section of the Prospectus captioned “Conflicts of Interest” on p. 52 of our Prospectus is supplemented by the following information, located at the back of such section:

Title insurance services are being provided by an affiliated party. From time to time, Lightstone purchases title insurance from an agent in which our sponsor owns a fifty percent limited partnership interest. Because this title insurance agent receives significant fees for providing title insurance, our advisor may face a conflict of interest when considering the terms of purchasing title insurance from this agent. However, prior to the purchase by Lightstone of any title insurance, an independent title consultant with more than 25 years of experience in the title insurance industry reviews the transaction, and performs market research and competitive analysis on Lightstone’s behalf. This process results in terms similar to those that would be negotiated at an arm’s-length basis.

Prior Performance of Affiliates of Our Sponsor

The following information replaces the first paragraph of the section of our Prospectus captioned “Prior Performance of Affiliates of Our Sponsor-Our Sponsor” on p. 69 of the Prospectus:

Our sponsor, David Lichtenstein, who does business as The Lightstone Group and wholly owns the limited liability company of that name, is one of the largest private residential and commercial real estate owners and operators in the United States today. Our sponsor has a portfolio of over 20,000 residential units and 30,000,000 square feet of retail, office and industrial properties located in 25 states, the District of Columbia and Puerto Rico. With four regional offices across the country, our sponsor employs more than 1,000 employees.

Our sponsor and its affiliates have acquired over 190 projects including numerous properties and portfolios from major national public and privately-held real estate companies such as Home Properties (NYSE:HME), Acadia Realty Trust (NYSE:AKR), Liberty Property Trust (NYSE:LRY), The Rouse Company (NYSE:RSE), Prime Retail Inc. (NASDAQ:PMRE), Prime Group Realty Trust (NYSE:PGE), F & W Management Company, United Dominion Realty Trust (NYSE:UDR) Intel Corporation (NASDAQ:INTC), Pennsylvania Real Estate Investment Trust (NYSE:PEI), Archon Group, an affiliate of Polaris Capital, and The Blackstone Group.

During the past ten years, our sponsor has invested in numerous real estate properties. Generally, our sponsor acquired such properties for its own account. Such personal account investment returns have consistently, on average, produced higher returns than the leading real estate indices. Additionally, our sponsor also purchased certain real estate properties through 14 private programs in which it raised funds from outside investors during the last ten years.